Exhibit 99.2

NXT ENERGY SOLUTIONS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

AND

INFORMATION CIRCULAR – PROXY STATEMENT

DATED MAY 15, 2017

WITH RESPECT TO THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

WEDNESDAY JUNE 21ST, 2017

NXT ENERGY SOLUTIONS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON
WEDNESDAY JUNE 21, 2017

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of NXT Energy Solutions Inc. (the “Corporation” or “NXT”) will be held at

Norton Rose Fulbright Canada LLP
400 3rd Avenue SW, Suite 3700
Calgary, Alberta T2P 4H2
Canada
Telephone: 403 267 8222

At 2:00 p.m. (local / Mountain time) on Wednesday, June 21, 2017 for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2016 and the report of the auditors thereon;

2.	to appoint auditors of the Corporation for the ensuing year at a remuneration to be determined by the Board of Directors;

3.	to elect directors of the Corporation for the ensuing year;

4.	to consider and, if thought appropriate, to pass an ordinary resolution approving the adoption of a Majority Voting Policy in respect of the election of new Directors.

5.	to consider and, if thought appropriate, to pass an ordinary resolution approving the adoption of a Restricted Share Unit plan (“the RSU Plan”).

6.	to transact such other business as may be properly brought before the Meeting.

The specific details of the matters to be brought before the Meeting are set forth in the accompanying Information Circular and appendices thereto.

The Board of Directors (the “Board”) of the Corporation has fixed April 28, 2017 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta, this 15th day of May, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“George Liszicasz”

Chairman and Chief Executive Officer

Important
Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to complete, date and sign the enclosed instrument of proxy and return it to Computershare Trust Company at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, (facsimile: 1-866-249-7775) at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof

Shareholders are cautioned that the use of mail to transmit proxies is at each shareholder's risk.

NXT ENERGY SOLUTIONS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

This Information Circular is furnished to holders ("Shareholders") of common shares ("Common Shares") of NXT Energy Solutions Inc. (the "Corporation") by management of the Corporation in connection with the solicitation of proxies to be voted at the Meeting for the purposes set forth in the accompanying Notice of Meeting.

The information contained in this Information Circular is given as at May 15, 2017, and all dollar figures are in Canadian dollars, unless indicated otherwise.

SOLICITATION OF PROXIES

The enclosed proxy is solicited by and on behalf of the management of the Corporation. The persons named in the enclosed proxy form are directors or senior officers of the Corporation. A Shareholder has the right to appoint some other person (who need not be a Shareholder) to represent him or her at the Meeting and may do so either by inserting such other person’s name in the blank space provided in the proxy form or by completing another proper form of proxy.

The completed proxy form must be deposited:

  at the offices of the Corporation at Suite 302, 3320 – 17th Avenue S.W., Calgary, Alberta, T3E 0B4, or

  at the offices of Computershare Trust Company at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, (facsimile: 1-866-249-7775)

at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers, directors or employees of the Corporation. The cost of solicitation will be borne by the Corporation.

EXERCISE OF DISCRETION BY PROXYHOLDERS

The persons named in the accompanying form of proxy will vote for or against or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, the relevant Common Shares will be voted in favour of all matters set out in the proxy. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of the matters identified in the Notice of Meeting and with respect to other matters that may properly be brought before the Meeting. As of the date hereof, management of the Corporation knows of no such amendments, variations or other matters to be brought before the Meeting.

SIGNING OF PROXY

The form of proxy must be signed by the Shareholder or his duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. A form of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate shareholder) should indicate that person’s capacity (following his signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

VOTING BY INTERNET

Shareholders may also use the website at www.investorvote.com to transmit their voting instructions (the "Voting Website"). Shareholders should have the form of proxy in hand when they access the website. Shareholders will be prompted to enter their “Control Number” located on the proxy. If Shareholders vote by internet, their vote must be received no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) preceding the Meeting or an adjournment of the Meeting. The Voting Website may be used to appoint a proxy holder to attend and vote on a Shareholder's behalf at the Meeting and to convey a Shareholder's voting instructions. Please note that if a Shareholder appoints a proxy holder and submits their voting instructions via the Voting Website and subsequently wishes to change their appointment, a Shareholder may resubmit their proxy and/or voting direction on the Voting Website prior to the deadline noted above. When resubmitting a proxy on the Voting Website, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted on the Voting Website by the deadline noted above.

REVOCABILITY OF PROXIES

A Shareholder who has submitted a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy.

A Shareholder may revoke a proxy by depositing an instrument in writing, executed by the Shareholder or by an authorized attorney or, if the Shareholder is a corporation, in its corporate name by a duly authorized officer or attorney thereof:

(i)	at the offices of the registrar and transfer agent of the Corporation, Computershare Trust Company, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof;

(ii)	at the offices of the Corporation at Suite 302, 3320 – 17th Avenue S.W., Calgary, Alberta, T3E 0B4, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof; or

(iii)	with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the office of the registrar and transfer agent of the Corporation within the time period set out under the heading “Voting of Proxies”, or by the Shareholder personally attending at the Meeting and voting its Common Shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as certain Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by a person whose name appears on the records of the Corporation as the registered holder of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a person by a broker, then, in almost all cases, those shares will not be registered in the person’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the person’s broker or an agent of that broker.

In Canada, the vast majority of Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting such shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Securities are communicated to the appropriate person or that the shares are duly registered in their name.

Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically provides a scannable voting instruction form, in lieu of the form of proxy provided by the Corporation, and asks Beneficial Shareholders to return the voting instruction form to Broadridge. Alternatively, Beneficial Shareholders can either call their toll-free telephone number to vote their Securities or access Broadridge’s dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting – the voting instruction form must be returned to Broadridge or, alternatively, instructions must be received by Broadridge well in advance of the Meeting in order to have such shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend the Meeting as proxy holder for the registered shareholder and vote their Common Shares in that capacity. A Beneficial Shareholder who wishes to attend the Meeting and indirectly vote his or her Common Shares as proxy holder for the registered shareholder, should enter his or her own name in the blank space on the form of proxy provided to him or her and return the same to his or her broker (or broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, of any director or executive officer of the Corporation who has held office as such since the beginning of the Corporation’s last financial year, any proposed nominee for election as director, or any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting other than the election of directors and the approval of the amendments to the Corporation's stock option plan (the "Option Plan").

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting of Common Shares - General

The Corporation is authorized to issue an unlimited number of Common Shares and as at the date hereof there are 53,856,509 Common Shares issued and outstanding, each of which carries the right to one vote at meetings of the Shareholders.

Only persons registered as holders of Common Shares as of the close of business on the April 28, 2017 Record Date are entitled to receive notice of and to vote at the Meeting, except that any person who acquires Common Shares from a Shareholder after that date may vote the shares so acquired if, not later than 10 days prior to the Meeting, that person makes a request to Computershare Trust Company to have his name included on the Shareholders’ list for the Meeting and establishes that he owns the Common Shares.

As of the date hereof, to the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of the Corporation’s securities entitled to be voted at the Meeting, except as follows:

	Approximate Number of	Percentage of Holder’s
	Securities Beneficially Owned, Directly or	Shares to all
Name	Indirectly, or Controlled or Directed	Shares of the Class

George Liszicasz Calgary, Alberta	15,202,490 Common Shares	28%

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Corporation, the only matters to be placed before the Meeting are those matters set forth in the accompanying Notice of Meeting relating to:

(i)	the receipt of the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2016;

(ii)	the appointment of auditors;

(iii)	fixing the number of directors to be elected at the Meeting and the election of directors until the next annual meeting of Shareholders;

(iv)	the approval of the Majority Voting Policy for Directors;

(v)	the approval of the Restricted Share Unit Plan;

I.	FINANCIAL STATEMENTS

The Corporation’s audited financial statements for the financial year ended December 31, 2016, the accompanying notes thereto, the Auditor’s report thereon, and the Management’s Discussion and Analysis in respect of the financial statements (collectively, the “Financial Statements”) related to this Management Information Circular have been separately mailed.

II.	APPOINTMENT OF AUDITOR

The Corporation proposes to nominate the Corporation’s existing auditors, KPMG LLP, Chartered Professional Accountants, to act as the Corporation’s independent auditors, to hold office until the next annual meeting of the Shareholders at a remuneration to be determined by the Board of Directors of the Corporation. KPMG LLP, Chartered Professional Accountants, were first appointed as the Corporation’s auditor in 2006.

Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of the Corporation, to hold office until the next annual meeting of Shareholders, at a remuneration to be determined by the Board of Directors of the Corporation.

III.	ELECTION OF DIRECTORS

The Corporation's Board is currently composed of six directors. Management seeks the approval by the Shareholders to fix the number of directors to be elected at five since Mr. M S. (Mickey) Abougoush is not standing for re-election. All of the nominees are currently members of the Board of the Corporation. Each director elected will hold office until the next annual meeting of the Shareholders, unless his office is vacated earlier.

Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of setting the number of directors to be seven and the election, as directors, of the nominees whose names are set forth below.

Management of the Corporation does not contemplate that any of the nominees will, for any reason, become unable or unwilling to serve as a director. However, if any change should occur prior to the Meeting, the persons named in the form of proxy reserve the right to vote for other nominees of their choice.

The following biographies highlight the experience, attributes and qualifications of each director nominee. Specifically, it lists their present principal occupation or employment, and their business experience over the last five years (including current and past directorships of public companies over the last five years):

Name and	Office(s)		# of shares	Year
Municipality of	Currently	Principal Occupation or Employment	Beneficially	became a
Residence	Held	for the Last Five Years	Owned (1)	Director

George Liszicasz Calgary, Alberta Canada Age 63	Chairman, Chief Executive Officer, President and Director	Mr. Liszicasz is the inventor of the Corporation’s SFD ® technology and has been Chairman and Chief Executive Officer since the Corporation's inception in 1996. Mr. Liszicasz’ primary responsibilities, as the President and CEO, are to oversee all operations and to further develop the SFD ® technology. Mr. Liszicasz studied electronics and general sciences at the University of British Columbia and obtained a High Voltage Controls and Station Operations degree in Electronics from the Landler Jeno Technitken in Hungary in 1973.	15,202,490 Common Shares	1996

Charles Selby Calgary, Alberta Canada Age 60	Director [2,3,5,6]
Mr. Selby holds a B. Sc. (Hons) in Chemical Engineering, a J.D. degree and is a registered Professional Engineer in the Province of Alberta. He previously practiced law for two large Canadian law firms, specializing in securities and corporate finance matters. Since leaving the practice of law, he has served on the board and in management of a number of reporting issuers including Arakis Energy, which has operations in the Sudan, and other issuers in the oil and natural gas industry.

He is currently the Chairman and CEO of Montana
Exploration Corp. (formerly AltaCanada Energy Corp.), an oil and gas company listed on the TSX-V, and is the president of Caledonian Royalty Corporation and Caledonian Global Corporation, both private entities which are involved in oil & gas production.

Mr. Selby was also formerly the Chairman and CEO of Canadian Star Energy Limited, and was formerly the Chief Financial Officer of AltaCanada Energy Corp. He also formerly served (1993 to 2010) as the Vice-President and Corporate Secretary of Pengrowth Corporation, which administered Pengrowth Energy Trust, a large North American energy royalty trust.

Mr. Selby has also previously been a director of several other Canadian reporting issuers.

Mr. Selby is the Chair of the Board’s Compensation Committee and a member of the Audit, Disclosure, and Strategic Planning Committees. In 2016, he was appointed as NXT’s independent Lead Director.
			408,161 Common Shares	2006

Thomas E. Valentine Calgary, Alberta Canada Age 55	Director [3,4]
Mr. Valentine is a Partner with Norton Rose Fulbright Canada LLP, where he has practiced law, both as a Barrister and a Solicitor, since his call to the Bar in 1987. He is a member of the firm’s Energy and Infrastructure Practice Group and is involved in energy and energy related matters throughout the Middle East, North Africa, the CIS, Asia and South America.

Mr. Valentine is a member of the Board of Directors of Touchstone Exploration Inc., and formerly was a director of two other Canadian public companies, Calvalley Petroleum Inc. (to May 2015) and Veraz Petroleum Ltd.

Mr. Valentine holds a BA from the University of British
			Nil	2007

Name and	Office(s)		# of shares	Year
Municipality of	Currently	Principal Occupation or Employment	Beneficially	became a
Residence	Held	for the Last Five Years	Owned (1)	Director
Columbia, a LLB from Dalhousie University, and a LL.M. from the London School of Economics. Mr. Valentine is the Chair of the Board’s Governance Committee and a member of the Compensation Committee.

John Tilson Montecito, California, USA Age 73	Director [3,6]
Mr. Tilson joined NXT’s Board in February 2015.

Mr. Tilson is retired, and after obtaining MBA and CFA designations, had a distinguished career as an analyst, portfolio manager, and advisor in the US investment and financial industry with such firms as Sutro & Company and EF Hutton & Company. Mr. Tilson joined Roger Engemann and Associates in 1983 when assets under management were roughly US $160 million. During his tenure there, the Pasadena Group of Mutual Funds was started, with Pasadena Capital Corporation formed as the holding company for the mutual funds and investment management business. After working as an analyst and portfolio manager, John later became Executive Vice President & Managing Director of Pasadena Capital Corporation. Assets under management had grown to over US $5 billion by the time the firm was sold to Phoenix Companies in 1997. Mr. Tilson later retired in 2005.

From 2006 to 2012 Mr. Tilson was a member of the Board of Trustees, including three years serving as VP and Chairman of the long-range planning committee, for Lotusland, a Santa Barbara non-profit organization established by Madame Ganna Walska.

Mr. Tilson is the Chair of the Board’s Strategic Planning Committee, and a member of the Compensation Committee.
			Director [3,4] 2,833,748 Common Shares	2015

Bruce G. Wilcox New York NY, USA Age 61
Mr. Wilcox joined the NXT’s Board in June, 2015.

Mr. Wilcox had a long career as an investment company CEO, analyst and portfolio manager. He spent most of his career with Cumberland Associates, LLC, a New York equity fund, from 1986 through retirement in 2010, progressing from analyst / portfolio manager to partner, and Chairman of the Managing Committee. Mr. Wilcox specialized in Cumberland’s investment positions in energy industry (E&P and service) companies, with an emphasis on value and long-term holdings. During his tenure, the fund’s assets under management ranged from US $0.7 to $1.5 billion.

From 1984 to 1986, Mr. Wilcox was with Central National-Gottesman, Inc. as an analyst and portfolio manager on a team responsible for a $500 million listed equity portfolio.

Mr. Wilcox is presently one of the managing members of Xiling Fund III, LLC, part of a series of private equity funds (US $100+ million) which specialize in investing in museum quality Chinese art and collectibles.

Mr. Wilcox obtained a BA (Honors), Modern Chinese from the University of California, Santa Barbara, and a Master of International Management from the American Graduate
184,400 Common shares

Name and	Office(s)		# of shares	Year
Municipality of	Currently	Principal Occupation or Employment	Beneficially	became a
Residence	Held	for the Last Five Years	Owned (1)	Director

School of International Management in Phoenix.

Mr. Wilcox is a member of several Boards, including the Teachers College of Colombia University (2003 to date, including acting as the Chair of the Investment Committee), the University of California Santa Barbara Foundation (2003 to date, including as former Chair of the Board, Investment and Finance Committees), and is a Trustee (2001 to date) of the Manhattan Institute For Policy Research, a leading urban, state, and national policy institution, which works on matters such as energy policy.

Mr. Wilcox is a member of the Board’s Audit, Disclosure, and Strategic Planning Committees.

Notes:
(1)

The information as to shares beneficially owned as at the current date, not being within the knowledge of the Corporation, has been obtained from information provided by the directors to the Corporation.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Corporate Governance Committee.

(5)	Member of the Disclosure Committee.

(6)	Member of the Strategic Planning Committee.

COMPENSATION DISCUSSION AND ANALYSIS

This disclosure is intended to communicate the compensation provided to the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and all other executive officers of the Corporation whose total compensation exceeded $150,000 for the year ended December 31, 2016 (collectively, the “Named Executive Officers”, or “NEOs”). For the year ended December 31, 2016, the NEOs included Mr. Liszicasz, the CEO, Mr. Steedman, the Vice President, Operations (until August 2016), and Mrs. Stewart, the Vice-President Finance and Chief Financial Officer (from May 2016, Mr. Greg Leavens prior to May 2016).

Compensation Committee

Compensation of executive officers of the Corporation, including the NEOs, is recommended to the Board by the Compensation Committee. During the most recently completed fiscal year, the Compensation Committee was comprised of four directors, being Charles Selby (Chairman), John Tilson (since June 2015) Thomas E. Valentine, and Krishna Vathyam (until November 2016). All of the members of the Compensation Committee are “independent” as that term is defined in National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators (“NI 58-101”). The Board, as a whole, reviews the recommendations of the Compensation Committee.

All members of the Compensation Committee have expertise and extensive experience in compensation, governance and other human resource areas through their roles with other publicly listed companies, as discussed in further detail in the Compensation Committee section which follows.

The Board has adopted a formal mandate for the Compensation Committee, which provides that the Compensation Committee is responsible for reviewing and approving the compensation of the directors and officers of the Corporation. The Compensation Committee also reviews and approves changes to the Corporation’s compensation policies and approves the hiring of executive management recruited from outside the Corporation.

The Corporation did not retain an independent compensation advisor for the year ended December 31, 2016 or to date in 2017.

Compensation Philosophy and Objectives

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align management’s interest with those of the Shareholders. This is accomplished by providing the opportunity for total compensation that is competitive with the compensation received by a group of comparable companies, by ensuring that a significant proportion of executive compensation is linked to performance and by providing executives with equity-based incentive plans, including the Corporation’s Option Plan.

The pay philosophy of the Corporation incorporates a strong pay-for-performance approach by providing competitive cash compensation and benefits with upside potential that is linked directly to shareholder value creation. In general, the Corporation attempts to provide competitive pay (market averages) for achieving target or expected performance, with additional bonus amounts payable when the Corporation has achieved superior performance results when compared to its business plan as approved by the Board.

The Corporation does not believe that its compensation programs encourage excessive or inappropriate risk taking as the Corporation’s employees receive both fixed and variable compensation which allows employees to focus on both the Corporation’s business, and long-term perspective due to the vesting provisions of the stock options granted pursuant to the Option Plan.

Compensation Elements

The executive compensation program is comprised of fixed and variable components and covers four elements:

(i)	a base salary;

(ii)	in 2016, equity incentives, comprised of stock options (“Options”) granted pursuant to the Corporation’s Option Plan;

(iii)	non-equity incentives, consisting of a cash bonus linked to corporate and individual performance; and

(iv)	other elements of compensation, including benefits and other perquisites.

Each compensation component has a different function, but all elements work in concert to maximize company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to employees based on their level of achievement of these goals.

Base Salary

The size of the Corporation prohibits base salary compensation from matching larger industry competitors, but base salary is intended to be competitive with the oil & gas service industry. In setting base compensation levels, consideration is given to objective factors, including level of responsibility, experience and expertise and to subjective factors, such as leadership, commitment and attitude.

Cash Bonus Plan

In each fiscal year, bonuses paid will reflect actual performance in the year based on: (i) the achievement of objective corporate financial performance measures set by the Compensation Committee and approved by the Board; and (ii) discretionary criteria.

The Compensation Committee and the Board have determined that cash flow from operations is the most appropriate objective criteria to use as the benchmark for measuring executive performance. Annual cash flow from operations targets are set based on the Corporation’s annual budget as approved by the Board and measurement of actual results against these targets is based on audited financial information. Bonuses paid will also be determined based on subjective criteria, including the Corporation’s ability to pay such bonuses, individual performance and contributions, and other competitive considerations.

Annual bonus amounts are determined based on several qualitative and quantitative factors, including profitability and cash flow from operations for the fiscal year ended December 31. No bonus amounts were payable in 2016, however bonus amounts were paid in 2015 (see Summary Compensation Table below). There were no bonus amounts paid in the fiscal year ending December 31, 2014.

Equity Incentives

The equity incentives of the Corporation’s executive compensation program, namely the Option Plan, are designed to:

  recognize and reward the impact of longer-term strategic actions undertaken by management;

  align the interests of the Corporation’s executive and employees with Shareholders;

  focus management on developing and successfully implementing the continuing growth strategy of the Corporation;

  foster the retention of key management personnel; and

  attract talented individuals to the Corporation.

Grants of Options pursuant to the Option Plan are approved by the Board, based on the recommendations of the Compensation Committee after considering the recommendations of the CEO, with the exception that any grant of Options to the CEO is determined and approved independently of any input from the CEO. In granting new Options, consideration is given to:

  the number and terms of Options already outstanding on an individual basis;

  the limits imposed by the TSX Venture Exchange (“TSX-V”) (on which the Corporation’s Common Shares were listed until March 22, 2016, at which point its application to upgrade its listing to the TSX was approved) and the TSX on the total number of Options that may be outstanding;

  the expected impact of the role of the executive on the Corporation’s performance and strategic development; and

  market benchmarking.

Benefits and Other Perquisites

The Corporation’s executive employee benefit program includes such items as life insurance, disability, medical, dental, health and accident plans, four weeks of annual paid vacation and company paid parking. These benefits and perquisites are designed to be competitive overall with equivalent positions in the Corporation’s industry.

REPORT ON EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation paid during the Corporation’s three most recently completed financial years to the NEOs, who received remuneration determined on the basis of base salary and bonuses.

The Corporation does not have a plan in place that prohibits its executive officers or directors from purchasing financial instruments which are designed to hedge financial risk related to any equity securities which are granted as part of their compensation program.

				Non-Equity
				Incentive Plan
				Compensation ($)

			Stock		Long	All
			Option	Annual	Term	Other	Total
Name and	Fiscal	Salary	Award	Incentive	Incentive	Compensation	Compensation
Principal Position	Year	($)	Value ($) (1)	Plan ($) (2)	Plans ($)	($) (3)	($)

George Liszicasz (4) President & Chief Executive Officer	2016	$ 309,800	$ -	$ -	$ –	$ 49,639	$ 359,439
	2015	$ 283,550	$ -	$110,000	$ -	$ 15,727	$409,277
	2014	$ 259,800	$ 16,388	$ –	$ –	$ 25,215	$ 301,403

Andrew Steedman Vice President, Operations (until August 2016, thereafter Special Advisor)	2016	$ 208,000	$ -	$ -	$ -	$ 44,929	$ 252,929
	2015	$ 200,500	$ 278,280	$ 80,000	$ -	$ 8,208	$ 566,988
	2014	$ 198,000	$ -	$ –	$ –	$ 7,554	$ 205,554
	2013	$ 180,000	$ -	$ –	$ –	$ 6,579	$ 204,579

Greg Leavens Vice-President Finance & CFO (until May 2016)	2016	$ 82,500	$ -	$ -	$ -	$ 247,108	$ 329,608
	2015	$ 198,000	$ 40,841	$ 20,000	$ –	$ 6,312	$ 204,748
	2014	$ 198,000	$ -	$ –	$ –	$ 6,748

Beverly Stewart Vice-President Finance & CFO (from May 2016)	2016	$ 109,833	$ 154,715	$ -	$ -	$2,320	$ 266,868

Notes:

(1)

The value of stock option based awards granted in the year is based on the estimated fair value of the Options awarded on the grant date based on the Black-Scholes valuation model. Entitlement to actually exercise the Options granted normally vests over a three- year period and the Options normally expire after five years. Key assumptions used for the valuation of Options include a risk free rate based on Government of Canada bonds for the equivalent term of the Option on the date of grant, average expected life of five years, no expected dividend yield and volatility that is calculated each quarter based upon the actual volatility experienced in the prior 12 months (or the # of months equal to the term of the vesting). The Black-Scholes methodology is a widely used and accepted Options valuation methodology.

(2)

All amounts disclosed under the heading “Annual Incentive Plan” represent amounts earned for the fiscal year under the Corporation’s Cash Bonus Plan. See “Compensation Discussion and Analysis – Cash Bonus Plan”. .

(3)

Amounts disclosed under the heading “All Other Compensation” includes such items as benefits related to standard health and life insurance premiums, car allowances, parking expenses and other miscellaneous compensation paid by the Corporation on behalf of all eligible employees of the Corporation. It also includes amounts related to severance pay and any cash payout in the year of unused vacation pay entitlements carried-forward.

(4)

Salary amounts listed for Mr. Liszicasz includes cash amounts paid and / or payable as at and for each fiscal year ended December 31, as compensation for his role as Chairman of the Board of Directors of the Corporation, which was $35,000 for 2016, $35,000 for 2015, and $20,000 for 2014.

INCENTIVE PLAN AWARDS

The following table lists the number of securities underlying unexercised Stock Options that have been granted to each of the NEOs and the net benefit of their “in-the-money” Options as at December 31, 2016. The number of securities underlying outstanding unexercised Options listed in the table below includes unvested Options, the value of which could not be realized by the NEO as at December 31, 2016. The Corporation does not have a share-based award program.

						Market or	Market or
					Number of	Payout	Payout Value
	Number of				Shares or	Value of	of Share-based
	Securities			Value of	Units of	Share-based	Awards that
	Underlying	Exercise	Option	Unexercised	Shares that	Awards that	have not
	Unexercised	Price	Expiration	in-the-money	have not	have not	paid out or
Name	Options (#)	(Cdn. $)	Date	Options ($) (1)	Vested (#)	Vested ($)	distributed ($)

George Liszicasz	100,000	$ 0.86	July 23, 2017	104,000	-	–	–
	15,000	$ 0.76	Dec 24, 2017	17,100	-	–	–
	7,500	$ 0.86	Jul 5, 2018	7,800	-	–	–
	7,500	$ 1.83	Dec 18, 2018	525	-	–	–
	7,500	$ 1.39	Jul 9, 2019	3,825	-	–	–
	7,500	$ 1.35	Jan 9, 2020	4,125	-	–	–
	145,000			137,375

Bev Stewart	150,000	$ 1.49	May 26, 2021	1,500	-	–	–

Notes:

(1)

The aggregate dollar amount of any “in-the-money” unexercised Options (including any unvested portions) held as at December 31, 2016 is calculated based on the difference between the exercise price of the Options and $1.50, which was the closing price of the Common Shares on the TSX on December 31, 2016.

Incentive Plan Awards – Value Vested During the Year

The following table sets forth, for each NEO, the intrinsic (or “in-the-money”) value as at the vesting date on all Option-based awards that vested during the financial year ended December 31, 2016:

		Share-based	Non-equity Plan
	Option-based	Awards – Value	Compensation –
	Awards - Value	Vested during	Value Earned
	Vested during	the Year	during the Year
Name	the Year ($)(1)	($)(2)	($)(3)

George Liszicasz	-	–	–
Beverly Stewart	-	–	–

Notes:

(1)

The amount represents the aggregate dollar value that would have been realized if any of the Options were in-the-money as at the vesting date, and if they had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of those Options.

(2)	The Corporation does not have a share-based award program.

(3)	The Corporation’s non-equity plan compensation reflects annual bonus amounts earned in the year, and payable in cash.

Narrative Discussion of Incentive Plans

Other than the Corporation’s Option Plan, the details of which are provided below, the Corporation does not have any plans that provide compensation intended to serve as an incentive for performance over a period longer than one year.

EXECUTIVE OFFICERS EMPLOYMENT AGREEMENTS

Overview of Employment Agreements for Executive Officers

The Corporation has in place employment agreements for its Executive Officers (the "Executive Employment Agreements"). The Executive Employment Agreements set out the principal terms of the employment relationship with the Corporation, including the individual’s overall role, the expectations of the Corporation around business practices including confidentiality, ethical behavior and conflict of interest, and financial terms. In addition, the contracts detail any severance payments that may be provided on termination of employment.

Employment Agreements – Named Executive Officers

Mr. Liszicasz is employed as the President and Chief Executive Officer of the Corporation pursuant to a “Technical Services Agreement” (the “TSA”) originally executed on December 31, 2006, with a 9 year term. The TSA expired on December 31, 2015, was extended by agreement, and is in process of being formalized under same or similar terms.

Mrs. Stewart joined the Corporation as Vice President, Finance and Chief Financial Officer in May 2016. Mrs. Stewart did not have a formal executive employment agreement for the year ended 31 December 2016.

All salary, bonus, granting of stock options and other remunerations for the Corporation’s executives are reviewed and modified from time to time by the Compensation Committee of the Corporation.

Pursuant to the executive employment agreements, the Corporation is entitled to terminate an Executive Officer’s employment at any time, whereupon in certain circumstances the Corporation is obliged to pay the executive a settlement for loss of office.

Termination of Employment – Mr. Liszicasz, CEO

Pursuant to the terms of the TSA the employment of Mr. Liszicasz may be terminated by the Corporation. Upon termination of employment the Corporation shall provide the CEO:

a)	base salary for twenty-four (24) months following the date of termination;

b)	any annual cash bonus amount which may be approved by the Board through the twenty-four (24) months following the date of termination; and

c)	the right to exercise all outstanding Options to purchase shares of the Corporation for a period of 90 days from the termination date.

Termination of Employment – Total Entitlements as at December 31, 2016

The following table sets out the payments that would have been payable to the executive pursuant to the termination of employment provisions of the applicable Executive Employment Agreement, if the executive employment had been terminated on December 31, 2016 by the Corporation:

	Cash	Option payout
Name	portion ($)	amount ($)(1)
George Liszicasz	567,600	81,850
	567,600	81,850

Note:

(1)	This amount is equal to the “in-the-money” amount of all vested and unvested Options as at December 31, 2016 and is calculated with reference to the difference between the exercise price and $1.50, which was the closing trading price of the Corporation’s Common Shares on the TSX on December 31, 2016.

COMPENSATION OF DIRECTORS

Effective from January 31, 2012, the Corporation ceased to provide a fixed annual retainer, payable in cash, to directors of the Corporation as compensation for their services in their capacity as directors. The annual compensation for directors is currently approved by the Board at least twice per year, and for 2016 included an election by each director, to receive a mix of stock options and cash, or 100% of the annual retainer fee in cash. The retainer fee is currently $30,000 per annum with the Chairman of the Board and the Chair of the Audit Committee receiving an additional $5,000 per annum for their Chair responsibilities. In addition, each director is eligible to receive stock options granted by the Corporation.

The following table sets forth all compensation provided to the directors of the Corporation for the most recently completed financial year, excluding those directors who were Named Executive Officers during the financial year ended December 31, 2016.

All compensation related to Mr. Liszicasz, the sole Named Executive Officer on the Board, is included in the previous section “REPORT ON EXECUTIVE COMPENSATION”.

	Fees	Option	All Other	Total
	Earned	Awards	Compensation	Compensation
Name	($) (2)	($) (1)	($)	($)

Mickey Abougoush	35,000	-	-	35,000
Charles Selby	30,000	50,190	-	80,190
John Tilson	-	28,609	-	28,609
Thomas E. Valentine	15,000	14,305	-	29,305
Krishna Vathyam	30,000	-	-	30,000
Bruce G. Wilcox	-	28,609	-	28,609
	110,000	121,713	-	231,713

Notes:

(1)	The value of option based awards is based on the estimated fair value of the Options awarded on the grant date based on the Black-Scholes valuation model. Entitlement to actually exercise the Options granted normally vests over a three-year period (except in the case of Options which are granted as payment for annual Board retainer fees, which for 2016 had immediate vesting) and the Options normally expire after five years. Key assumptions used for the valuation of Options include a risk free rate based on Government of Canada bonds for the equivalent term of the Option on the date of grant, average expected life of five years, no expected dividend yield and volatility that is calculated each quarter based upon the actual volatility experienced in the prior 12 months (or the # of prior months equal to the term of the vesting). The Black-Scholes methodology is a widely used and accepted Options valuation methodology.

(2)	The “fees earned” amounts include the portion of the elected amounts paid in cash for services earned for the fiscal year ended December 31, 2016. The elected amount for the portion payable in the form of stock Options grants is included in the “Option Awards” column.

The values earned by the directors on option-based awards which vested during the fiscal year ended December 31, 2016 are as noted below. The following Options were issued to the directors during the fiscal year ended December 31, 2016:

	# of	Exercise
	options	price per	Date option	Expiry date
Name	issued	share	granted (1)	of option

John Tilson	15,000	$ 1.48	14-Jul-2016	14-Jul-2021
	15,000	$ 1.45	21-Dec-2016	21-Dec-2016
	30,000

Bruce G. Wilcox	15,000	$ 1.48	14-Jul-2016	14-Jul-2021
	15,000	$ 1.45	21-Dec-2016	21-Dec-2016
	30,000

Thomas E. Valentine	7,500	$ 1.48	14-Jul-2016	14-Jul-2021
	7,500	$ 1.45	21-Dec-2016	21-Dec-2016
	15,000

Charles Selby	50,000	$1.50	22-Jul-2016	22-Jul-2021

	125,000

Outstanding Option-based Awards

The following table sets forth, for each director, other than the director that is also a NEO, all option-based awards which were outstanding as at December 31, 2016:

		Option		Value of
	Number of Securities	Exercise		Unexercised
	Underlying Unexercised	Price	Option	in-the-money
Name	Options (#)	(Cdn $)	Expiration Date	Options ($)(1)

Mickey Abougoush	70,000	$ 0.86	Jul 23, 2017	44,800
	15,000	$ 0.76	Dec 24, 2017	11,100
	7,500	$ 0.86	Jul 5, 2018	4,800
	7,500	$ 1.83	Dec 18, 2018	-
	7,500	$ 1.39	Jul 9, 2019	825
	7,500	$ 1.35	Jan 9, 2020	1,125
	115,000			62,650

Charles Selby	120,000	$ 0.86	Jul 23, 2017	76,800
	15,000	$ 0.76	Dec 24, 2017	11,100
	7,500	$ 0.86	Jul 5, 2018	4,800
	7,500	$ 1.83	Dec 18, 2018	-
	7,500	$ 1.39	Jul 9, 2019	825
	7,500	$ 1.35	Jan 9, 2020	1,125
	50,000	$ 1.50	July 22, 2021	-
	215,000			94,650

John Tilson	150,000	$ 2.10	Sep 16, 2020	-
	25,600	$ 1.73	Dec 10, 2020	-
	15,000	$ 1.48	Jul 14, 2016	300
	15,000	$ 1.45	Dec 21, 2016	750
	205,600			1,050

Thomas E. Valentine	70,000	$ 0.86	Jul 23, 2017	44,800
	15,000	$ 0.76	Dec 24, 2017	11,100
	7,500	$ 0.86	Jul 5, 2018	4,800
	7,500	$ 1.83	Dec 18, 2018	-
	7,500	$ 1.39	Jul 9, 2019	825
	7,500	$ 1.35	Jan 9, 2020	1,125
	7,500	$ 1.48	Jul 14, 2016	150
	7,500	$ 1.45	Dec 21, 2016	375
	130,000			63,175

		Option		Value of
	Number of Securities	Exercise		Unexercised
	Underlying Unexercised	Price	Option	in-the-money
Name	Options (#)	(Cdn $)	Expiration Date	Options ($)(1)
Bruce G. Wilcox	150,000	$ 2.10	Sep 16, 2020	-
	17,000	$ 1.73	Dec 10, 2020	-
	15,000	$ 1.48	Jul 14, 2016	300
	15,000	$ 1.45	Dec 21, 2016	750
	197,000			1,050

Notes:

(1)

The aggregate dollar amount of any “in-the-money” unexercised Options (including any unvested portions) held at December 31, 2016 is calculated based on the difference between the exercise price of the Options and $1.50, which was the closing price of the Common Shares on the TSX on December 31, 2016.

Incentive Plan Awards – Value Vested During the Year

The following table sets forth, for each outside director, the intrinsic (or “in-the-money”) value as at the vesting date on all option-based awards that vested during the fiscal year ended December 31, 2016:

Option-based Awards -
Value Vested during
Name	the Year ($) (1)

Mickey Abougoush	1,475
Charles Selby	1,475
John Tilson	1,050
Thomas E. Valentine	2,000
Bruce G. Wilcox	1,050

7,050

Note:

(1)	The amount represents the aggregate dollar value that would have been realized if any of the stock Options were in-the-money as at the vesting date in 2016, and if they had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of those stock Options.

Corporate Cease Trade Orders or Bankruptcies

Except as noted below, no director or officer of the Corporation has, within the ten years prior to the date of this Information Circular, been a director, officer or a promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that entity.

Charles Selby was previously a member of the board of directors of Wellpoint Systems Inc. (“Wellpoint”, a reporting issuer on the TSX-V), which in 2011 had a Receiver appointed by the Court of Queen’s Bench of the Province of Alberta on behalf of the holders of secured debts. Wellpoint was subsequently wound up following a restructuring and sale of its operating assets. Mickey Abougoush also had previously served as a director of Wellpoint, and resigned in July, 2010, prior to it entering Receivership in 2011.

Penalties or Sanctions

None of the proposed directors or officers of the Corporation have, within the ten years prior to the date of this Information Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

Personal Bankruptcies

None of the directors, officer or promoters of the Corporation, or a personal holding company of any such persons, has, within the ten years preceding the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Voting Threshold

In order for the resolution electing directors to be passed, it must be approved by a majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, no director or officer of the Corporation, or any associate of any director or officer is or has been indebted, on a net basis, to the Corporation at any time during the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set forth herein, there were no material interests, direct or indirect, of directors or executive officers of the Corporation, proposed nominees for election as director, or any known associate or affiliate of such persons in any transaction since January 1, 2015 or in any proposed transaction which has materially affected or would materially affect the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Corporation’s financial year ended December 31, 2016, the information required with respect to compensation plans under which equity securities of the Corporation are authorized for issuance:

Weighted-average
	Number of Securities to be	Exercise Price of	Number of Securities
	Issued upon Exercise of	Outstanding	Remaining Available for
	Outstanding Options,	Options, Warrants	Issuance under Equity
Plan Category	Warrants and Rights	and Rights	Compensation Plans
Equity compensation plans approved by security holders	3,221,001	$ 1.33	2,164,650 (1)
Equity compensation plans not approved by security holders	Nil	n/a	Nil
Total	3,221,001	$ 1.33	2,164,650

Note:

(1)	The total available for issuance under the Option Plan is based on the figure that is 10% of the issued and outstanding Common Shares as at December 31, 2016, less the actual number of outstanding Options as at December 31, 2016. As at December 31, 2016, there were 53,856,509 Common Shares issued and outstanding (53,856,509 as at May 15th, 2017).

During 2016, NXT did not have outstanding any Deferred Stock Unit (“DSU”), Restricted Stock Unit (“RSUs”), Employee Stock Purchase, or other equity compensation plans.

As at the current date, May 15th, 2017, there were a total of 3,221,001 Common Shares reserved for potential future issuance by the Corporation upon exercise of outstanding Options and the number of securities remaining available for issuance under the Corporation’s Option Plan is 2,164,650 Options, which is summarized as follows:

	December 31,	May 15,
As at	2016	2017
Number of outstanding Options	3,221,001	3,221,001
Number of Options available for issuance	2,164,650	2,164,650
Total	5,385,651	5,385,651
Number of Common Shares outstanding	53,856,509	53,856,509

CORPORATION’S OPTION PLAN

NXT’s Option Plan is considered to be a security based compensation arrangement (“SBCA”), and since the maximum number of Common Shares issuable thereunder is not a fixed number, but is instead equal to 10% of the outstanding Common Shares, it is considered to be a “rolling” option plan. The Option Plan was last approved by Shareholders at the prior Annual General Meeting held on June 4, 2016.

MAJORITY VOTING POLICY

The Board of Directors (the “Board”) of NXT Energy Solutions Inc. (the “Corporation”) believes that each director should have the confidence and support of the shareholders of the Corporation. To this end, the Board has unanimously adopted this majority voting policy (the “Policy”) and future nominees for election to the Board will be required to confirm that they will abide by this Policy.

Forms of proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee. The Chairman of the Board will ensure that the number of shares voted in favour or withheld from voting for each director nominee is recorded and promptly made public after the meeting. If the vote was by a show of hands, the Corporation will disclose the number of shares voted by proxy in favour or withheld for each director.

If a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be expected to forthwith tender his or her resignation to the Board, effective on acceptance by the Board. The Board will review the nominee’s position as a Board member and consider the circumstances and factors that are reasonably believed to underlie and relate to such vote results. The Board may determine that such nominee does not have sufficient support of the shareholders, even though the nominee will have been duly elected as a matter of corporate law.

The Board will promptly accept the resignation, unless the Board determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. In any event, it is expected that the resignation will be accepted or rejected, as applicable, within 90 days of the meeting and following such decision to accept or reject such resignation, the Board shall promptly disclose, via press release (a copy of which shall be provided to the Toronto Stock Exchange), its decision and the reasons for accepting or rejecting such resignation, if applicable.

Subject to any corporate law restrictions, the Board may:

  leave a vacancy in the Board unfilled until the next annual general meeting;

  fill the vacancy by appointing a new director whom the Board considers will meet the confidence of shareholders; or

  call a special meeting of shareholders to consider new board nominee(s) to fill the vacant position(s).

Any director who tendered his or her resignation pursuant to this Policy shall not participate in any meeting of the Board or any sub-committee of the Board at which such resignation is considered, but such director may be counted for the purpose of determining whether the Board has quorum.

This Policy does not apply where an election involves a proxy battle i.e., where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the Board.

IV.	APPROVAL OF THE MAJORITY VOTING POLICY

The NXT Board of Directors has unanimously approved, subject to regulatory and Shareholder approval, the proposed Majority Voting Policy.

At the meeting, the Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution (on a disinterested basis, excluding insiders) to approve the Corporation’s Majority Voting Policy.

Shareholders’ Resolution

“BE IT RESOLVED THAT:

1.	The Corporation hereby approves and adopts the Majority Voting Policy as described in the Corporation’s Information Circular dated May 15, 2017.

It is the intention of the persons named in the accompanying instrument of proxy, if not expressly directed to the contrary in such instrument of proxy, to vote the Common Shares represented by such proxies IN FAVOUR of the resolution approving the Majority Voting Policy.

CORPORATION’S RESTRICTED SHARE UNIT PLAN

The Board of Directors propose to introduce a new security based compensation arrangement (“SBCA”) in which employees, senior officers and Directors (“Service Providers”) of the Corporation may be granted Restricted Share Units (“RSUs”) as part of their total compensation arrangement.

The following is a summary description of the Restricted Share Unit Plan, which is attached as Schedule “A” to this Information Circular.

Purposes

The principle purposes of the RSU Plan are as follows:

a)	To strengthen the ability of NXT to attract and retain qualified Service Providers that NXT and NXT Entities require;

b)	To align the interests of Service Providers with the interests of NXT’s shareholders; and

c)	To focus management of NXT on operating and financial performance and total long-term shareholder return by providing an increased incentive to contribute to NXT’s growth and profitability.

Eligible Participants

Officers, directors, employees and consultants or contractors, or principals of consultants or contractors of the Corporation are eligible to receive grants under the RSU Plan, which is administered by the Board of Directors.

Common Shares Subject to the RSU Plan

The aggregate number of Common Shares reserved for issuance under the RSU Plan or any other Share Compensation Arrangements is ten percent (10%) of the Common Shares issued and outstanding.

As at the current date, May 15th, 2017, there were a total of 3,221,001 Common Shares reserved for potential future issuance by the Corporation upon exercise of outstanding Options and the number of securities remaining available for issuance under the Corporation’s Share Compensation Arrangements, including both the existing Stock Option Plan and the proposed Restricted Share Unit Plan, is 2,164,650 Options, which is summarized as follows:

	December 31,	May 15,
As at	2016	2017
Number of outstanding Options	3,221,001	3,221,001
Number of Options and/or Units available for issuance	2,164,650	2,164,650
Total	5,385,651	5,385,651
Number of Common Shares outstanding	53,856,509	53,856,509

RSUs shall not be granted pursuant to the RSU Plan, without the requisite approval of the Shareholders and the TSX, if such grant together with grants pursuant to all other share compensation arrangements of the Corporation could result, at any time, in:

a)	a number of Common Shares reserved for issuance pursuant to Options granted to insiders exceeding ten percent (10%) of the outstanding issue; or

b)	the issuance to insiders, within a one-year period, of a number of Common Shares exceeding ten percent (10%) of the outstanding issue.

c)	The issuance to any one Insider (and such Insider’s associates) within a one-year period of a number of Shares under this Plan and under all other Share Compensation Arrangements shall not exceed 5% of the issued and outstanding Shares.

d)	The aggregate number of Shares that could be issued pursuant to Unit Awards issued to each Non-Management Director under the Plan, together with all Shares that could be issued to each Non-

Management Director under any other Share Compensation Arrangements, is limited to an annual equity award value of $150,000, with the value of each equity award calculated at the time of grant.

Vesting of RSUs

The RSUs shall vest over a period of time no longer than 3 years from the first anniversary of the Grant Date.

Amendments and Termination of the RSU Plan

This Plan and any Unit Awards granted pursuant to the Plan may be amended, modified or terminated by the Board without approval of Shareholders, subject to any required approval of the Exchange in the event that the Shares are listed on the Exchange, provided that all material amendments to the Plan shall require the prior approval of the Shareholders and no amendment may cause the Plan to cease to meet the exception in paragraph (k) of the definition of “salary deferral arrangement” in the Income Tax Act (Canada). Examples of the types of amendments that are not material that the Board is entitled to make without Shareholder approval include, without limitation, the following:

(a)	amendments to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

(b)	amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein;

(c)	amendments respecting the administration of the Plan;

(d)	changing the vesting provisions of the Plan or any Unit Award; and

(e)	changing the termination provisions of any Unit Award that does not entail an extension beyond the original expiration date thereof.

If the Shares are listed on the Exchange, no amendment to the Plan requiring Shareholder approval under any applicable securities laws or requirements shall become effective until such Shareholder approval is obtained. In addition to the foregoing, Shareholder approval shall be required to:

(f)	make any amendment to the Plan to increase the percentage of Shares that are available to be issued under outstanding Unit Awards at any time pursuant to Section 6(a);

(a)	extend the Expiry Date of any outstanding Unit Awards held by Insiders;

(b)	amend the limits on Non-Management Directors contained in Section d);

(c)	make any amendment to increase the number of Shares that may be issued to Insiders above the restrictions contained in Sections 5(a)(i) and 5(a)(ii); or

(d)	amend Section 10 (the Amendment and Termination Provision).

In addition, no amendment to the Plan or Unit Awards granted pursuant to the Plan may be made without the consent of the Grantee, if it adversely alters or impairs the rights of any Grantee in respect of any Unit Award previously granted to such Grantee under the Plan.

Cessation of Entitlement to Participate in the RSU Plan

Except as otherwise determined by the Board, in the event a grantee who is a director, officer, employee of, or service provider to, the Corporation ceases to hold such position, then the following will apply:

a)	If a Grantee is terminated for Just Cause or any other material breach, all unvested RSUs shall be terminated and rights to receive any payment thereunder shall be forfeited immediately.

b)

If a Grantee voluntarily resigns or is Terminated Without Cause (and such Termination is not an Accelerated Vesting Event), then all unvested RSUs shall be terminated and rights to receive payment thereunder shall be forfeited immediately.

c)	In the event of the death of the Grantee, the Vesting Date for all RSUs held by such Grantee shall be the date of the death of the Grantee.

d)

If termination of the Grantee is due to their becoming permanently disabled, the Vesting date of all RSUs shall be unaffected and shall continue to vest in accordance with the applicable Unit Award Agreement.

Transferability

Shares or cash deliverable upon vesting of a Restricted Share Unit shall only be delivered to or to the order of, a Grantee, by NXT or the Plan Trustee, as applicable, except that if a Grantee dies, Shares or cash may be delivered to the Grantee's legal representative or designated beneficiary to whom the Restricted Share Units transfer by will or by the laws of descent and distribution. Except for the foregoing and as otherwise provided in the Plan, no assignment, sale, transfer, pledge or charge of a Restricted Share Unit, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Share Unit whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Share Unit shall terminate and be of no further force or effect.

Effect of Certain Changes

In the event:

a)	of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

b)	that any rights are granted to Shareholders to purchase Shares at prices substantially below fair market value; or

c)

that, as a result of any reorganization, recapitalization, merger, consolidation or other transaction that is not a Liquidity Event, the Shares are converted into or exchangeable for any other securities;

then, in any such case, the Board may make such adjustments to the Plan and to any Unit Awards outstanding under the Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent substantial dilution or enlargement of the rights granted to Grantees hereunder.

Funding of Restricted Share Unit Awards

NXT may from time to time, on its own behalf and on behalf of such of the NXT Entities that employ Service Providers, make contributions to a Trust Fund in such amounts and at such times as may be specified by the Committee for the purpose of funding, in whole or in part, awards of Restricted Share Units which become payable to Service Providers pursuant to the Plan. Any purchases of Shares by the Plan Trustee or otherwise pursuant to the Plan shall be made on the open market by a broker designated by the Plan Trustee who is independent of NXT in accordance with the by-laws, regulations and policies of the Exchange. For greater certainty, any Trust Funds shall not result in the Plan being viewed as a “retirement compensation arrangement” for the purpose of the Income Tax Act (Canada).

Consequences of Non-Approval by Shareholders

In the event the proposed RSU Plan is rejected by Shareholders, the Corporation will continue to utilize the existing Stock Option Plan that is currently in place.

V.	APPROVAL AND RATIFICATION OF RESTRICTED SHARE UNIT PLAN

Accordingly, the Corporation’s Shareholders are being asked to consider and, if deemed advisable, to approve the Restricted Share Unit Plan, a copy of which is attached as Schedule “A” to this Information Circular.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution as follows:

Shareholders’ Resolution

“BE IT RESOLVED THAT:

1.

The proposed Restricted Share Unit Plan, pursuant to which the board of directors may, from time to time, authorize the grant of restricted share units to Service Providers (as such term is defined in the Restricted Share Unit Plan) together with all other share based compensation arrangements, to a maximum of 10% of the issued and outstanding Common Shares, be and the same is hereby ratified and approved;

2.

Any one officer or director of the Corporation be an is hereby authorized, on behalf of the Corporation, to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such person shall deem necessary or appropriate to give effect to this resolution.”

3.	The plan be approved for a period of 3 years from the date of shareholder approval such that it expires on June 20th, 2020.

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy on such resolution at the Meeting.

It is the intention of the persons named in the accompanying instrument of proxy, if not expressly directed to the contrary in such instrument of proxy, to vote the Common Shares represented by such proxies IN FAVOUR of the resolution approving the Stock Option Plan.

CORPORATE GOVERNANCE

The Corporation and the Board recognize the importance of corporate governance to the effective management of the Corporation and to its shareholders. The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value.

The Board and management endorse the need to establish forward-looking governance policies and to continuously evaluate and modify them to ensure their effectiveness.

In accordance with NI 58-101, the Corporation annually discloses information related to its system of corporate governance, which is detailed in Schedule “B” to this Information Circular.

The Board of Directors held a total of 4 formal meetings in 2016, which were attended as follows:

	# of meetings	# attended	% attended
Liszicasz, George (Chairman)	4	3	75%
Abougoush, Mickey	4	3	75%
Selby, Charles	4	4	100%
Tilson, John	4	4	100%
Valentine, Thomas E.	4	4	100%
Vathyam, Krishna	3	3	100%
Wilcox, Bruce G.	4	4	100%

CORPORATE GOVERNANCE COMMITTEE

Composition of the Corporate Governance Committee

Messrs. Valentine (Chair) and Abougoush are the current members of the Corporate Governance Committee. All members of the Corporate Governance Committee are independent.

Responsibilities of the Corporate Governance Committee

The Corporate Governance Committee’s duties, as outlined in its charter, are to deal with the Corporation’s approach to corporate governance and the promotion of compliance with industry and regulatory standards. The Committee is responsible for overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles and guidelines. The Committee’s responsibilities also include identifying candidates for director and recommending that the Board select qualified director candidates for election at the next annual meeting of shareholders.

DISCLOSURE COMMITTEE

Composition of the Disclosure Committee

The Disclosure Committee currently consists of Mr. Selby, Mr. Wilcox (Chair) and Mrs. Stewart (the V-P Finance and CFO of the Corporation).

Responsibilities of the Disclosure Committee

The Disclosure Committee duties are to ensure that the Corporation provides timely, accurate and balanced disclosure of all material information about the Corporation and to provide fair and equal access to such information. All news releases, including but not limited to releases of material information, are managed by the Disclosure Committee. If the information has been determined by the Disclosure Committee to be material, news releases will be prepared, reviewed and then disseminated through a news-wire service that provides simultaneous service to widespread news services and financial media. Additionally, the Committee is responsible for ensuring public disclosure through filing these news releases on SEDAR and EDGAR as well as the Corporation’s website.

AUDIT COMMITTEE

Composition of the Audit Committee

For the financial year ended December 31, 2016 and to date in 2017, the Audit Committee has consisted of Messrs. Abougoush (Chair), Selby, and Wilcox). All members of the Audit Committee are independent and each member is financially literate. The Corporation’s Audit Committee Charter is attached as Schedule “C” to this Information Circular.

M. S. (Mickey) Abougoush

Mr. Abougoush holds a B.Sc. Chemical Engineering degree from the University of Alberta and has completed the director’s education program sponsored by the Institute of Corporate Directors. Previously he served as audit chair of a publicly traded company.

Charles Selby

Mr. Selby is both a lawyer and Professional Engineer, holding B.Sc. (Hons) and JD degrees. He previously practiced law for two large Canadian law firms specializing in securities and corporate finance matters. Since leaving the practice of law, he has served on the board and in management of a number of reporting issuers including Arakis Energy, which has operations in the Sudan, and other issuers in the oil and natural gas industry. He is currently the CEO of Montana Exploration Corp. (formerly AltaCanada Energy Corp.), an oil and gas company listed on the TSX, and is the president of Caledonian Royalty Corporation and Caledonian Global Corporation, both private entities.

Mr. Selby was also formerly the Chairman and CEO of Canadian Star Energy Limited, and was formerly the Chief Financial Officer of AltaCanada Energy Corp. He also formerly served as the Vice President and Corporate Secretary of Pengrowth Corporation, the administrator of Pengrowth Energy Trust. Mr. Selby has previously served on the audit committee and as audit chairman of several reporting issuers.

Bruce G. Wilcox

Mr. Wilcox holds a Master of International Management from the American Graduate School of International Management, and has extensive experience in financial statement analysis, through his career serving as an analyst, fund manager and CEO in the investment management industry.

All members of the Audit Committee have the educational background and experience that provides them with the knowledge and ability to understand accounting policies and related financial reporting and disclosure issues, in order to fulfill their duties and responsibilities as an Audit Committee member.

Audit Committee Oversight

The Corporation’s Board adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a formal policy requiring the pre-approval of all audit and non-audit related services to be provided by the Corporation’s principal auditor prior to the commencement of the engagement, subject to the following:

  the Audit Committee will review annually a list of audit, audit related, recurring tax and other non-audit services and recommend pre-approval of those services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis;

  for engagements not on the pre-approved list, the Audit Committee has delegated to the Chair of the Committee the authority to pre-approve individual non-audit service engagements with expected annual aggregate costs of up to $50,000 subject to reporting to the Audit Committee, at its next scheduled meeting; and

  for engagements not on the pre-approved list and with expected costs greater than an annual aggregate of $50,000, the entire Audit Committee must approve this service, generally at its next scheduled meeting.

Nature and Amount of Auditor’s Fees

The following table sets out the fees billed to the Corporation by KPMG LLP and its affiliates for professional services in each of the last two fiscal years ended December 31. During these years, KPMG LLP was the Corporation's only external auditor.

Category	2016	2015
Audit fees (1)	$ 116,000	$ 116,000
Audit related fees (2)	19,288	19,288
	135,288	135,288
Tax fees (3)	30,390	30,390
All other fees	-	-
Total fees	165,678	165,577

Notes:
(1)	Includes fees related to reviews of each of the Corporation’s unaudited interim, 3 month quarterly filing period.
(2)	Includes fees related to review of the Corporation’s filing of its’ US 20-F Annual Report, and audit fees related to its Colombia branch.
(3)	Fees related to international operations and ancillary income tax advice.

The Audit Committee held a total of four meetings during 2016.

COMPENSATION COMMITTEE

Composition of the Compensation Committee

The Compensation Committee currently consists of Messrs. Selby (Chair), Tilson, and Valentine and Vathyam (until November 2016). All members of the Compensation Committee are independent. See “Compensation Discussion and Analysis” within this Information Circular for a full discussion of the role of the Compensation Committee.

Responsibilities of the Compensation Committee

The primary responsibilities of the Committee are to recommend to the Board an executive compensation philosophy, a senior management organization and reporting structure, corporate objectives for which the CEO is to be responsible, review the performance of senior officers with the CEO, review and recommend compensation to be paid to senior officers, review and recommend remuneration and benefits to be paid to the directors and review general policies relating to compensation and benefits of our employees.

Compensation for the CEO was determined by the Compensation Committee after considering his efforts in assisting in the development of the Corporation’s business strategy, the salaries of executives in similar positions and the Corporation’s general financial condition. The use of stock options and other awards is intended to strengthen the alignment of interests of executive officers and other key employees with those of the Corporation’s stockholders.

The Compensation Committee members have extensive direct financial and legal experience, including serving on the compensation committees of other public companies, which is relevant to fulfilling their responsibilities related to executive compensation.

Mr. Selby had approximately 20 years of experience in advising a public Canadian company on compensation issues and has served on the compensation committees of the board of directors of other reporting issuers. Thomas Valentine currently serves on the compensation committee of two public companies, and has dealt with compensation and employment law issues for 25 years.

Mr. Tilson and Mr. Vathyam’s careers have also given them experience in dealing with compensation related issues.

The Compensation Committee held two meetings in conjunction with NXT Board meetings during 2016.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at http://www.sedar.com/ and the EDGAR website http://www.sec.gov/index.htm. Information on the Corporation is also located on the corporate website at http://www.nxtenergy.com/.

Financial information for its most recently completed financial year ended December 31, 2016 is provided in the Corporation’s consolidated financial statements and management discussion and analysis as contained in the FORM 20-F filed on April 11th with the United States Securities and Exchange Commission. Shareholders may contact Mrs.Bev Stewart, Chief Financial Officer (tel: 403-206-0807 or fax: 403-264-6442) to request copies of the FORM 20-F.

DATED at Calgary, this 15th day of May, 2017.

SCHEDULE “A”
to the Information Circular
dated May 15, 2017

NXT ENERGY SOLUTIONS INC.

RESTRICTED SHARE UNIT PLAN

The Board of Directors of NXT Energy Solutions Inc. (NXT) has established this Restricted Share Unit Plan (the Plan) for NXT governing the issuance of Restricted Share Units (as defined herein) of NXT to Service Providers (as defined herein).

1.	Purposes

The principal purposes of the Plan are as follows:

(a)	to strengthen the ability of NXT to attract and retain qualified Service Providers that NXT and the NXT Entities require;

(b)	to align the interests of Service Providers with the interests of NXT's shareholders; and

(c)	to focus management of NXT on operating and financial performance and total long-term shareholder return by providing an increased incentive to contribute to NXT's growth and profitability.

2.	Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a)	Accelerated Vesting Event means, in respect of a Grantee, a Termination Without Cause occurring within six months after the effective time of a Liquidity Event;

(b)

Adjustment Ratio means, with respect to any Unit Award, the ratio used to adjust the number of Shares to be issued on the applicable Vesting Date pertaining to such Unit Award for Dividends and, in respect of each Unit Award, the Adjustment Ratio at the Grant Date shall be equal to one, and shall be cumulatively adjusted thereafter until the Vesting Date by increasing the Adjustment Ratio on each Dividend Payment Date by an amount, rounded to the nearest five decimal places, equal to the product of (i) the Adjustment Ratio immediately prior to such Dividend Payment Date and (ii) the fraction having as its numerator the Dividend paid on the Dividend Payment Date, and, having as its denominator the Market Price of a Share, calculated at the close of business on the last Business Day prior to the Dividend Payment Date in respect of such Dividend;

(c)	Affiliate has the meaning set forth in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators on the date of this Plan;

(d)	Black-Out Period has the meaning set forth in Section 5(j) hereof;

(e)	Board means the board of directors of NXT as it may be constituted from time to time;

(f)	Business Day means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(g)	Committee has the meaning set forth in Section 3 hereof;

(h)	Dividend means any dividend declared by NXT in respect of the Shares, whether in the form of cash, Shares or other securities or other property, expressed as an amount per Share;

(i)	Dividend Payment Date means any date that a Dividend is paid to Shareholders;

(j)	Dividend Record Date means the applicable record date in respect of any Dividend used to determine the Shareholders entitled to receive such Dividend;

(k)

Exchange means the Toronto Stock Exchange, or, if the Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purposes by the Board;

(l)	Grant Date means the effective date of the granting of a Unit Award as is specified in the applicable Unit Award Agreement between NXT to the Grantee;

(m)	Grantee has the meaning set forth in Section 4 hereof;

(n)	Insider has the meaning set forth in the applicable rules of the Exchange;

(o)

Just Cause means: (i) the Grantee’s conviction for any indictable offence or for any crime or offence causing substantial harm to NXT or its Affiliates or involving acts of theft, fraud, embezzlement, moral turpitude or similar conduct; (ii) malfeasance in the conduct of the Grantee’s duties, which consists of (A) willful and intentional misuse or diversion of funds of NXT or its Affiliates, (B) embezzlement, or (C) fraudulent or willful and material misrepresentations or concealments on any written reports submitted to NXT or its Affiliates; (iii) the Grantee’s material breach of any material provision of the Grantee’s employment agreement which remains uncured for a period of 30 days after notice thereof; and (iv) such other acts as constitute “just cause” at common law;

(p)	Leave of Absence means a period of time designated as a “leave of absence” by the Board which is in excess of three (3) months;

(q)	Liquidity Event means:

(i)

the acceptance by the holders of Shares, representing in the aggregate, more than 50% of all issued Shares, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares of NXT;

(ii)

the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares of NXT, which together with such person's then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than 50% of the combined voting rights of NXT's then outstanding Shares; or

(iii)

the entering into of any agreement by NXT to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or the passing of a resolution by the Board or Shareholders to substantially liquidate the assets or wind-up NXT's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or rearrangement (except where such re-arrangement is part of a bona fide reorganization of NXT in circumstances where the business of NXT is continued and where the shareholdings remain substantially the same following the re-arrangement); or

(iv)

individuals who were members of the Board immediately prior to a meeting of the Shareholders of NXT involving a contest for or an item of business relating to the election of directors, not constituting a majority of the Board following such election;

(r)

Market Price means in respect of the Shares, the consecutive 5 day volume weighted average trading price of the Shares on the Exchange, calculated for the five trading days that end immediately prior to the applicable date; provided that if the Shares are not listed on a stock exchange, such Market Price shall be the fair market value of the Shares as determined by the Board, acting reasonably;

(s)	Non-Management Director means a director of NXT who is not an officer or employee of NXT or an NXT Entity;

(t)	NXT Entity means, collectively, any of NXT’s subsidiaries, partnerships, trust or other entities controlled by NXT and NXT Entities means all of such entities;

(u)	Permanent Disability means a mental or physical disability whereby the Grantee (including the principal of a Grantee where such Grantee is not an individual):

(i)

is unable, due to illness, disease, mental or physical disability or similar cause, to fulfill his or her obligations to NXT or an NXT Entity either for three consecutive months or for a cumulative period of six months out of 12 consecutive calendar months, or

(ii)	is declared by a court of competent jurisdiction to be mentally incompetent or incapable of managing his or her affairs;

(v)

Plan Trustee means a Plan Trustee appointed by NXT pursuant to the terms of an employee benefit plan trust agreement providing for contributions by NXT to a trust created thereunder for the purpose of purchasing Shares on the open market to be delivered to holders of Unit Awards pursuant to Section 5(c)(iii);

(w)

Restricted Share Unit means the right of a Grantee to receive a Share or a cash payment on the Vesting Date of such Restricted Share Unit, subject to adjustment pursuant to the provisions of Section 5, in the manner and subject to the terms and provisions set forth in the Plan and the applicable Unit Award Agreement;

(x)	Service Provider has the meaning set forth in Section 4 hereof;

(y)

Share Compensation Arrangement means a share option, share option plan, employee share purchase plan or any other compensation or incentive mechanism of NXT (including but not limited to the Amended and Restated Stock Option Plan of NXT dated effective May 3, 2016) involving the issuance or potential issuance of Shares to one or more Service Providers, including a share purchase from treasury which is financially assisted by NXT by way of a loan, guaranty or otherwise;

(z)	Shareholder means a holder of Shares;

(aa)	Shares means common shares in the capital of NXT;

(bb)	Termination Without Cause has the meaning set forth in Section 5(f)(iv) hereof;

(cc)

Trust Fund means one or more trust funds, as specified by the Committee, established by NXT as employee benefit plan trusts for purposes of the Income Tax Act (Canada) for the purpose of funding Unit Awards granted pursuant to the Plan;

(dd)	Unit Award means an award of Restricted Share Units under the Plan;

(ee)	Unit Award Agreement has the meaning set forth in Section 5 hereof; and

(ff)

Vesting Date means, with respect to any Restricted Share Unit, the date, determined in accordance with Section 5(b), upon which the Shares or cash to be received thereunder shall become deliverable to the Grantee of such Restricted Share Unit.

3.	Administration

The Plan shall be administered by the Board or by the Compensation Committee of the Board, as the Board delegates such authority to from time to time (either the Board or such committee of the Board shall be referred to as the Committee and any reference to the Board shall include a reference to the Committee, as the context may require). The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority:

(a)	to make Unit Awards;

(b)	to determine the Market Price of the Shares on any date;

(c)	to determine the Service Providers to whom, and the time or times at which, Unit Awards shall be granted;

(d)	to determine the number of Restricted Share Units to be awarded pursuant to each Unit Award;

(e)

to determine the Vesting Dates of the Restricted Share Units provided that the Vesting Date for all Restricted Share Units granted under a particular Unit Award shall not be later than November 30 of the third year following the year in which the particular Unit Award was made;

(f)	to prescribe, amend and rescind rules and regulations relating to the Plan;

(g)	to interpret the Plan;

(h)	to appoint or replace the Plan Trustee;

(i)	to determine the terms and provisions of Unit Award Agreements (which need not be identical) entered into in connection with Unit Awards; and

(j)	to make all other determinations deemed necessary or advisable for the administration of the Plan.

The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, including without limitation, to a third-party agent or trustee, including the Plan Trustee the authority to acquire Shares for delivery to Grantees in accordance with the Plan, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee’s decision to approve the grant of a Unit Award in any year shall not require the Committee to approve the grant of a Unit Award to any Service Provider in any other year; nor shall the Committee’s decision with respect to the size or terms and conditions of a Unit Award in any year require it to approve the grant of a Unit Award of the same size or with the same terms and conditions to any Service Provider in any other year. The Committee shall not be precluded from approving the grant of a Unit Award to any Service Provider solely because such Service Provider may previously have been granted a Unit Award under this Plan or any other similar compensation arrangement of NXT or an NXT Entity. No Service Provider has any claim or right to be granted a Unit Award.

4.	Eligibility and Award Determination

Unit Awards may only be granted to full-time and part-time employees, senior officers, directors, consultants or contractors, or principals of consultants or contractors, of NXT or an NXT Entity (collectively, Service Providers); provided, however, that the participation of a Service Provider in the Plan is voluntary. In determining the Service Providers to whom Unit Awards may be granted (Grantees) and the number of Restricted Share Units to be awarded pursuant to each Unit Award, the Committee may take into account the following factors:

(a)	compensation data for comparable benchmark positions among NXT's competitors;

(b)	the duties and seniority of the Service Provider;

(c)	the performance of the Service Provider in the prior year;

(d)	individual and/or departmental contributions and potential contributions to the success of NXT; and

(e)	such other factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Plan.

5.	Terms and Conditions of Unit Awards

Each Unit Award granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by an agreement between NXT and the Grantee (a Unit Award Agreement), which agreement shall comply with, and be subject to, any applicable requirements of the Exchange and the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Committee, in its discretion, shall establish):

(a)

Number of Restricted Share Units – The Committee shall determine the number of Restricted Share Units to be awarded to a Grantee pursuant to the Unit Award in accordance with the provisions set forth in Section 4 of the Plan, provided that:

(i)

The maximum number of Shares that may be reserved for issuance to Insiders pursuant to Unit Awards under this Plan and any other Share Compensation Arrangements shall not exceed 10% of the issued and outstanding Shares.

(ii)

The number of Common Shares issued to Insiders, within any one-year period, pursuant to Unit Awards under this Plan and any other Share Compensation Arrangements shall not exceed 10% of the issued and outstanding Shares.

(iii)

The issuance to any one Insider (and such Insider’s associates) within a one-year period of a number of Shares under this Plan and under all other Share Compensation Arrangements shall not exceed 5% of the issued and outstanding Shares.

(iv)

The aggregate number of Shares that could be issued pursuant to Unit Awards issued to each Non-Management Director under the Plan, together with all Shares that could be issued to each Non-Management Director under any other Share Compensation Arrangements, is limited to an annual equity award value of $150,000, with the value of each equity award calculated at the time of grant.

(b)	Vesting Date – Subject to Section 3(e) and the remaining provisions of this Section 5, with respect to any Unit Award, the Restricted Share Units thereunder shall vest as follows:

(i)	as to 33⅔% of the Restricted Share Units with respect to such Unit Award on the first anniversary of the Grant Date;

(ii)	as to 33⅔% of the Restricted Share Units with respect to such Unit Award on the second anniversary of the Grant Date; and

(iii)	as to 33⅔% of the Restricted Share Units with respect to such Unit Award on the third anniversary of the Grant Date;

provided, however, that if an Accelerated Vesting Event occurs in respect of a Grantee prior to any of the Vesting Dates determined in accordance with the above provisions, all of the Grantee’s Restricted Share Units that have not yet vested as of such time shall vest on the earlier of: (i) the next applicable Vesting Date determined in accordance with the Unit Award; and (ii) immediately prior to the effective time of the Accelerated Vesting Event.

(c)

Adjustment of Unit Awards – Immediately prior to each Vesting Date, the notional number of Shares underlying a Unit Award shall be adjusted by multiplying such number by the Adjustment Ratio applicable in respect of such Unit Award, provided however that:

(i)

If a Grantee has been on a Leave of Absence at any time since the Grant Date in respect of such Unit Award, the Adjustment Ratio shall not be adjusted for any Dividends paid during the period of such Leave of Absence; and

(ii)

Notwithstanding any other provision of this Plan, but subject to the limits described in Section 6 hereof and, in the event that the Shares of NXT are listed on the Exchange, any applicable requirements of the Exchange, or other applicable regulatory authority, the Board hereby reserves the right to make any additional adjustments to the notional number of Shares underlying any Unit Award if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan and terms of the Unit Award.

(d)	Payment in Respect of Restricted Share Units

(i)

The Committee may at any time decide in its sole and absolute discretion that NXT, or the NXT Entity in whose service the Grantee may be, will pay on a Vesting Date to such Grantee a cash amount equal to the Market Price of the Shares that would be otherwise deliverable on such Vesting Date under a Unit Award (as adjusted in accordance with the relevant provisions set forth in this Section 5) (such fair value being referred to herein as the Settlement Amount) in consideration for the surrender by the Grantee of the rights to receive such Shares (or a cash payment) under such Unit Award.

(ii)	Unless the Settlement Amount is paid to a Grantee wholly in cash, the number of Shares that are deliverable to a Grantee on a Vesting Date shall be, at the sole discretion of the Committee, either:

(A)

acquired by and delivered to the Grantee by the Plan Trustee (and not by NXT or any of the NXT Entities) pursuant to the terms of a benefit plan trust agreement between NXT and the Plan Trustee, such Shares to be acquired on the Exchange by the Plan Trustee from contributions made by NXT to the Trust Fund established under the employee benefit plan trust agreement. Notwithstanding anything in this Plan or in any benefit plan trust agreement to the contrary, any Shares acquired by the Plan Trustee for the purposes of the Plan will be acquired on behalf, and for the sole benefit, of a Grantee in respect of Restricted Share Units and not on behalf, or for the benefit, of NXT or any of the NXT Entities; or

(B)	issued from the treasury of NXT.

(iii)

NXT or the NXT Entity, as the case may be, shall be entitled to withhold from any cash payments or Shares delivered to the Grantee all amounts as may be required by law and in the manner contemplated by Section 7 hereof.

(e)

No Fractional Shares – Where NXT elects to pay any amounts pursuant to a Unit Award by issuing Shares, and the determination of the number of Shares to be delivered to a Grantee in respect of a particular Vesting Date would result in the issuance of a fractional Share, the number of Shares deliverable on the Vesting Date shall be rounded down to the next whole number of Shares. No certificates representing fractional Shares shall be delivered pursuant to this Plan nor shall any cash amount be paid at any time in lieu of any such fractional interest.

(f)

Ceasing to be a Service Provider – Except as otherwise determined by the Board, if a Grantee ceases to be a Service Provider of NXT or an NXT Entity, as applicable, and the Grantee does not continue in any capacity as a Service Provider of NXT or an NXT Entity (in each case, a Departure), then the following will apply:

(i)

If the reason for the Departure is termination by NXT or an NXT Entity for Just Cause or termination by NXT or an NXT Entity of a consulting contract due to a material breach or where a principal of a Grantee is not an individual is terminated, then all of the Grantee’s unvested Restricted Share Units shall be terminated and all rights to receive any payment thereunder, in either cash or Shares, shall be forfeited by the Grantee effective immediately, or where the Grantee is not an individual, then all of the terminated principal’s unvested Restricted Share Units shall be terminated and all rights to receive any payment thereunder, in either cash or Shares, shall be forfeited effective immediately.

(ii)

If the reason for the Departure is the death of the Grantee, including the death of the principal of a Grantee where such Grantee is not an individual, the Vesting Date for all Restricted Share Units held by such Grantee or held by such principal shall be the date of death of the Grantee or the principal, respectively.

(iii)

If the reason for the Departure is the termination of employment of the Grantee or the termination of a consulting contract upon the Permanent Disability of the Grantee or principal of the Grantee, all unvested Restricted Share Units held by such Grantee or principal of the Grantee shall remain unaffected by the Permanent Disability and shall continue to vest in accordance with Section 5(b) and the applicable Unit Award Agreement.

(iv)

If the reason for the Departure is any reason other than as provided in Sections 5(f)(i), (ii) or (ii) above, including for greater certainty a voluntary resignation by the Grantee or a termination without Just Cause (a Termination Without Cause), and such Termination Without Cause is not an Accelerated Vesting Event, or termination by NXT or an NXT Entity of a consulting contract for any reason other than material breach, effective as of the date which is six months after the Departure and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all unvested Restricted Share Units held by such Grantee or a principal of a Grantee shall be terminated and all rights to receive any payment thereunder, in either cash or Shares, shall be forfeited by the Grantee or principal, respectively, and the Grantee or principal shall not be entitled to receive any compensation in lieu thereof after the expiry of the six-month period.

In each case, the date of Departure shall mean the last date the Grantee or principal of the Grantee was actively at work (without reference to any notice or deemed notice period, if any) or serving as a director of NXT or any of the NXT Entities, as the case may be.

(g)

Rights as a Shareholder – Until Shares have actually been issued in accordance with the terms of the Plan, under no circumstances shall Restricted Share Units be considered Shares of NXT, nor shall they entitle any Grantee to exercise voting rights or provide the Grantee with the right to receive Dividends or any other rights attaching to the ownership of Shares of NXT, nor shall any Grantee be considered the owner of Shares by virtue of the fact that Shares will be acquired by, or provided from, the Trust Fund in satisfaction of Restricted Share Units.

(h)

Treatment of Non-Cash Dividends – Subject to any required approval of the Exchange, in the event that the Shares are listed on the Exchange, in the case of a non-cash Dividend, including Shares or other securities or other property, the Board may, in its sole discretion, determine that this non-cash Dividend be provided to a Grantee on the same basis as a holder of a Share with the same Dividend Record Date and Dividend Payment Date, regardless of the vesting date applicable to such Unit Award, and, in such event, no adjustment to the Adjustment Ratio will be provided to the Grantee. For greater certainty, in the event that the Dividend Payment Date occurs prior to the Vesting Date, NXT shall deposit the non- cash Dividend to the Grantee’s account for payout on the Vesting Date. The Board may provide this non- cash Dividend to the Grantee in the same form as the non-cash distribution received by a holder of a Share or a cash equivalent amount determined in the sole discretion of the Board. In the alternate case, where the Grantee does not participate in a non-cash Dividend as described above, the Board will, in its sole discretion, determine the cash value of such non-cash Dividend to be applied to the Adjustment Ratio.

(i)	Effect of Certain Changes – In the event:

(i)	of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(ii)	that any rights are granted to Shareholders to purchase Shares at prices substantially below fair market value; or

(iii)

that, as a result of any reorganization, recapitalization, merger, consolidation or other transaction that is not a Liquidity Event, the Shares are converted into or exchangeable for any other securities;

then, in any such case, the Committee may, subject to Exchange approval, make such adjustments to the Plan and to any Unit Awards outstanding under the Plan as the Committee may, in its sole discretion, consider appropriate in the circumstances to prevent substantial dilution or enlargement of the rights granted to Grantees hereunder.

(j)

Black-Out Periods – In the event the Vesting Date determined in accordance with the terms of this Plan occurs within a period of time imposed by NXT, pursuant to NXT's Insider Trading Policy, upon certain designated persons during which those persons may not trade in any securities of NXT (a Black-Out Period) or which vest within five Business Days after a Black-Out Period, the Vesting Date of the Restricted Share Units shall be ten Business Days from the date any Black-Out Period ends.

6.	Reservation of Shares

(a)

The number of Shares reserved that are available to be issued from time to time pursuant to outstanding Unit Awards granted and outstanding under the Plan, plus the number of Shares reserved for issuance under any other Share Compensation Arrangements, shall not exceed a rolling maximum of 10% of the Shares.

(b)

Any increase in the Shares will result in an increase in the available number of Shares that are available to be issued under the Plan and any issuance of Shares pursuant to Unit Awards will make new grants available under the Plan.

(c)

If any Unit Award granted under this Plan shall expire, terminate or be cancelled for any reason without payment, any Shares that were reserved hereunder shall be available for the purposes of the granting of further Unit Awards under this Plan.

(d)

For purposes of the calculations in this section, it shall be assumed that all issued and outstanding Unit Awards are to be paid by the issuance of Shares from treasury, notwithstanding NXT’s right pursuant to Section 5(d) to deliver the Settlement Amount in cash or by purchasing Shares on the open market.

7.	Funding of Restricted Share Unit Awards

NXT may from time to time, on its own behalf and on behalf of such of the NXT Entities that employ Service Providers, make contributions to the Trust Fund in such amounts and at such times as may be specified by the Committee for the purpose of funding, in whole or in part, awards of Restricted Share Units which become payable to Service Providers pursuant to the Plan. Any purchases of Shares by the Plan Trustee or otherwise pursuant to the Plan shall be made on the open market by a broker designated by the Plan Trustee who is independent of NXT in accordance with the by-laws, regulations and policies of the Exchange. For greater certainty, any Trust Funds shall not result in the Plan being viewed as a “retirement compensation arrangement” for the purpose of the Income Tax Act (Canada).

8.	Withholding

When a Grantee or other person becomes entitled to receive cash or Shares under a Unit Award, NXT shall have the right to withhold or to require the Grantee or such other person to remit to NXT an amount sufficient to satisfy any withholding requirements relating thereto, provided that NXT may permit the NXT Entity in whose service such Grantee may be to withhold or require the Grantee or such other person to remit to the NXT Entity an amount sufficient to satisfy any such withholding requirements. Unless the Committee otherwise determines, the withholding shall be satisfied by NXT or, where permitted by NXT, the NXT Entity in whose service such Grantee may be, withholding from the cash or Shares otherwise deliverable to the Grantee of such amount of cash or number of Shares having a value, determined as of the date that the withholding tax obligation arises, equal to the amount of the total withholding tax obligation.

9.	Non-Transferability

Shares or cash deliverable upon vesting of a Restricted Share Unit shall only be delivered to or to the order of, a Grantee, by NXT or the Plan Trustee, as applicable, except that if a Grantee dies, Shares or cash may be delivered to the Grantee's legal representative or designated beneficiary to whom the Restricted Share Units transfer by will or by the laws of descent and distribution. Except for the foregoing and as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Restricted Share Unit, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Share Unit whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Share Unit shall terminate and be of no further force or effect.

10.	Amendment and Termination of the Plan

This Plan and any Unit Awards granted pursuant to the Plan may be amended, modified or terminated by the Board without approval of Shareholders, subject to any required approval of the Exchange in the event that the Shares are listed on the Exchange, provided that all material amendments to the Plan shall require the prior approval of the Shareholders and no amendment may cause the Plan to cease to meet the exception in paragraph (k) of the definition of “salary deferral arrangement” in the Income Tax Act (Canada). Examples of the types of amendments that are not material that the Board is entitled to make without Shareholder approval include, without limitation, the following:

(a)	amendments to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

(b)	amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein;

(c)	amendments respecting the administration of the Plan;

(d)	changing the vesting provisions of the Plan or any Unit Award; and

(e)	changing the termination provisions of any Unit Award that does not entail an extension beyond the original expiration date thereof.

If the Shares are listed on the Exchange, no amendment to the Plan requiring Shareholder approval under any applicable securities laws or requirements shall become effective until such Shareholder approval is obtained. In addition to the foregoing, Shareholder approval shall be required to:

(a)	make any amendment to the Plan to increase the percentage of Shares that are available to be issued under outstanding Unit Awards at any time pursuant to Section 6(a);

(b)	extend the Expiry Date of any outstanding Unit Awards held by Insiders;

(c)	amend the limits on Non-Management Directors contained in Section (d);

(d)	make any amendment to increase the number of Shares that may be issued to Insiders above the restrictions contained in Sections 5(a)(i) and 5(a)(ii); or

(e)	amend this Section 10.

In addition, no amendment to the Plan or Unit Awards granted pursuant to the Plan may be made without the consent of the Grantee, if it adversely alters or impairs the rights of any Grantee in respect of any Unit Award previously granted to such Grantee under the Plan.

11.	Foreign Grantees

NXT may, without amending the Plan, modify the terms of Restricted Share Units granted to participants who provide services to NXT or an NXT Entity from outside of Canada in order to comply with the applicable laws of such foreign jurisdictions. Any such modification to the Plan with respect to a particular participant shall be reflected in the Unit Award Agreement for such Grantee.

12.	Miscellaneous

(a)	Effect of Headings – The section and subsection heading contained herein are for convenience only and shall not affect the construction hereof.

(b)

Compliance with Legal Requirements – Neither NXT nor the Plan Trustee shall be obliged to deliver any Shares if such delivery would violate any law or regulation or any rule of any government authority or stock exchange. NXT or the Plan Trustee may postpone the delivery of Shares under any Unit Award as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the delivery of Shares in compliance with applicable laws, rules and regulations. NXT shall not be required to qualify for resale pursuant to a prospectus or similar document any Shares delivered under the Plan, provided that, if required, NXT shall notify any stock exchange and any other appropriate regulatory bodies of the existence of the Plan and the granting of Unit Awards hereunder in accordance with any such requirements.

(c)

No Right to Continued Employment – Nothing in the Plan or in any Unit Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of NXT or an NXT Entity, to be entitled to any remuneration or benefits not set forth in the Plan or a Unit Award Agreement or to interfere with or limit in any way the right of NXT or an NXT Entity to terminate any Grantee's employment or service.

(d)	Expenses – All expenses in connection with the Plan shall be borne by NXT.

13.	Effective Date

The Plan shall take effect on [ ], 2017, the date of its adoption by the Board.

SCHEDULE “B”
to the Information Circular
dated May 15, 2017

NXT ENERGY SOLUTIONS INC.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The table below describes the Corporation’s corporate governance practices as compared to National Instrument 58-101F2.

Corporate Governance Disclosure Required Under National Instrument 58-101			Governance Practices of the Corporation
1.	Board of Directors

The Board has determined that five of the six current directors are “independent” within the meaning of National Instrument 52-110. The five independent directors are currently M. S. (Mickey) Abougoush, Charles Selby, John Tilson, Thomas E. Valentine and Bruce G. Wilcox.

George Liszicasz is an “Executive Officer” of the Corporation within the meaning of National Instrument 51-102 and is therefore not independent.

Disclose how the board of directors of the corporation (the Board) facilitates its exercise of independent supervision over management, including:
	a.	Disclose the identity of directors who are independent.
	b.	Disclose the identity of directors who are not independent, and describe the basis for that determination.
2.	Directorships		Such other directorships have been disclosed in this Information Circular. Please see “Election of Directors”.
If a director is presently a director of any other issuerthat is a reporting issuer (or the equivalent) in ajurisdiction or a foreign jurisdiction, identify both thedirector and the other issuer.
3.	Orientation and Continuing Education

New directors meet with the Board and senior management to discuss the business activities of the Corporation and are given the opportunity to familiarize themselves with the Corporation and gain insight into the Corporation’s business, business plans and operations by visiting the Corporation’s offices and reviewing SFD® survey documentation and processes.

Describe what steps, if any, the Board takes to orient new board members, and describe any measure the Board takes to provide continuing education for directors.
4.	Ethical Business Conduct

All Board members as well as all employees have received a copy of NXT’s Code of Conduct & Business Ethics (the “Code”) and have signed a Certification of Compliance Form acknowledging their understanding and compliance with the Code. The Code provides guidance in a number of areas to ensure fair, ethical, lawful and consistent conduct by the Corporation and its employees. The Code specifically deals with business ethics, employment practices, insider trading and conflicts of interest.

Describe what steps, if any, the Board takes to encourage and promote a culture of ethical businessconduct.

Corporate Governance Disclosure Required Under National Instrument 58-101			Governance Practices of the Corporation
5.	Nomination of Directors

The Chairman of the Board, in consultation with the Board, is responsible for proposing new nominees to the Board. The Governance Committee, in its discussions with the Board, will determine what competencies and skills the Board considers necessary to discharge its duties and will identify potential candidates based on the skills required to fulfill its needs. Other factors considered by the Board are an individual’s experience, expertise, and reputation.

Disclose what steps, if any, are taken to identify new candidates for Board nomination, including:
	a.	who identifies new candidates; and
	b.	the process of identifying new candidates.
6.	Compensation

The Compensation Committee has the primary responsibility for determining compensation for the directors and senior officers with the objective of ensuring the compensation package is fair and consistent with industry practices. Where appropriate the Compensation Committee will engage outside compensation consultants to obtain industry comparisons and receive independent recommendations.

Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including:
	a.	Who determines compensation; and
	b.	The process of determining compensation.
7.	Other Board Committees

The Corporation has two other standing committees; Corporate Governance Committee and Disclosure Committee. The description of committee functions have been disclosed in the “Corporate Governance” and “Disclosure Committee” sections of this Information Circular.

If the Board has standing committees other than audit, compensation and nominating committees, identify the committees and describe their function.
8.	Assessments

In 2014, the Governance Committee initiated an annual Board member “self-assessment” and feedback review process, the results of which are summarized and discussed amongst the Board. The annual self-assessment process for the year ended 2016 is currently in process.

Disclose what steps, if any, that the board takes to satisfy itself that the Board, its committees and its individual directors are performing effectively.

SCHEDULE “C”
to the Information Circular dated
May 15, 2017

NXT ENERGY SOLUTIONS INC.

AUDIT COMMITTEE CHARTER

INTRODUCTION

This charter (the “Charter”) has been adopted to govern the composition, mandate, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of NXT Energy Solutions Inc. (the “Company”).

COMPOSITION AND PROCEDURES

1.

The Committee shall be appointed by the Board and shall be composed of three directors, with at least two of whom being “independent” as required by the Business Corporations Act (Alberta) (the “Act”).

2.	The Board will appoint the chair of the Committee.

3.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

4.	Meetings of the Committee shall be conducted as follows:

(a)

the Committee shall meet, in person or by teleconference, at least four times annually at such times and locations as may be requested by the chair of the Committee. Notice of meetings to the members shall be the same as set out in the by-laws of the Company for meetings of the Board. The Auditors or any member of the Committee may request a meeting of the Committee; and

(b)	management representatives may be invited to attend meetings (except private sessions with the Auditors as defined below).

PRIMARY RESPONSIBILITIES OF THE COMMITTEE

The primary responsibilities of the Committee are:

1.	To recommend to the Board:

(a)

the external auditor (the “Auditors”) to be nominated for appointment by the shareholders of the Company for the purpose of preparing or issuing the Auditor’s report or performing other audit, review or attest services for the Company; and

(b)	the compensation of the Auditors.

2.

To oversee the work of the Auditors in preparing or issuing the Auditor’s report on the Company’s annual consolidated financial statements or performing other audit, review or attest services for the Company including the resolution of disagreements between management of the Company and the Auditors regarding financial reporting.

3.

To pre-approve, as required by the Act and subject to the exemptions in the Act, all non-audit services to be provided to the Company by the Auditors. The Committee may, in accordance with the requirements of the Act, delegate to one or more members of the Committee the authority to pre-approve non-audit services to be provided by the Auditors, provided that all such pre-approvals of non-audit services shall be presented to the Committee at its first scheduled meeting following such pre-approval.

4.	To review:

(a)

the Company’s unaudited quarterly consolidated financial statements for the first, second and third quarters of the Company’s fiscal year (“quarterly statements”) and the Company’s audited annual consolidated financial statements (“annual statements”);

(b)	the Management’s Discussion and Analysis (“MD&A”) prepared in conjunction with the quarterly and annual statements; and

(c)	all press releases to be issued by the Company with respect to its annual and quarterly earnings and press releases on other material financial reporting matters.

5.

To satisfy itself that adequate procedures are adopted by the Company for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements other than the public disclosure referred to in section 4 above, and to regularly assess the adequacy of such procedures.

6.	To satisfy itself that adequate procedures are adopted and oversee the maintenance of procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential anonymous submission by employees of the Company and its subsidiaries of concerns regarding questionable accounting or auditing matters.

7.

To review and approve the Company’s and its subsidiaries’ hiring policies regarding partners, employees and former partners and employees of the current and former Auditors of the Company and its subsidiaries.

AUTHORITY OF THE COMMITTEE

Subject to prior consultation with the Chief Executive Officer or the Chief Financial Officer (except in unusual circumstances), the Committee is authorized to:

1.	engage independent counsel and other advisors it determines necessary to carry out the Committee’s duties and responsibilities;

2.	set and require the Company to pay the compensation and charged expenses for any advisors engaged by the Committee; and

3.	communicate directly with any internal audit staff of the Company and its subsidiaries (if any) and the Auditors.

ADDITIONAL RESPONSIBLITIES AND DUTIES OF THE COMMITTEE

Auditors

1.	The Committee shall ensure that the Company requires and instructs the Auditors to report directly to the Committee.

2.

The Committee is responsible for ensuring the independence of the Auditors. On an annual basis, the Committee shall obtain a formal written statement from the Auditors delineating all relationships between the Auditors and the Company and confirming the independence of the Auditors. This written statement shall be obtained in conjunction with the audit of the annual financial statements after each fiscal year end.

Review of Annual Financial Statements

The Committee shall review the annual financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the financial statements and related MD&A. At the Committee meeting at which the Company’s annual financial statements are to be reviewed, the Committee shall meet, in person or by teleconference, with representatives of the Auditors and with the Company’s management to assess and understand the annual financial statements and the results of the audit including, but not limited to:

1.	that the Company’s system of internal controls and financial reporting systems are adequate to produce fair and complete disclosure of its financial results;

2.	that the Company’s reporting is complete and fairly presents its financial condition in accordance with generally accepted accounting principles;

3.	that accounting judgments and estimates used by management are reasonable and do not constitute earnings management;

4.	that risk management policies are in place to identify and reduce significant financial and business risks; and

5.	that the Company has in place a system to ensure compliance with applicable laws, regulations and policies.

Review of Quarterly Financial Statements

The Committee shall review the interim quarterly financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the quarterly statements and related MD&A unless the Board has delegated to the Committee the authority to approve the quarterly statements and related MD&A, in which case the Committee shall also approve the quarterly statements and related MD&A. The review by the Company shall be substantially completed prior to the issuance of a press release respecting the quarterly financial results. The Committee shall meet with the Company’s management to assess and understand the interim quarterly financial statements and to discuss the results of their preparation and review.

Other Responsibilities and Duties

1.	As part of the quarterly and annual reviews described above, the Committee will:

(a)	meet with management in the absence of the Auditors for the annual review;

(b)	meet with the Auditors in the absence of management for the annual review;

(c)

review with management and the Auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

(d)	review with management and the Auditors any significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)

review any problems experienced by the Auditors in performing the annual audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(f)	obtain an explanation from management of all significant variances between comparative reporting periods;

(g)	review the post-audit or management letter, containing the recommendations of the Auditors, and management’s response and subsequent follow up to matters raised by the Auditors;

(h)	review any evaluation of internal controls by the Auditors, together with management’s response; and

(i)	review and reassess the Charter for adequacy at least annually and make changes as it deems necessary.

2.	In addition to the quarterly and annual reviews, the Committee will:

(a)	prior to the commencement of each annual audit, meet with the Auditors to review the Auditors’ audit plan for the ensuing audit;

(b)	review with management and the Auditors all material accounting and financial issues affecting the Company not dealt with in annual and quarterly reviews; and

(c)	review annually and recommend changes to the Company’s Code of Conduct & Business Ethics.

3.	The Committee shall perform such other duties as may be required by the Board or as may be delegated to the Committee by the Board.